November 21, 2006

Mail Stop 4561

By Air Mail and Facsimile to 613 9273 6707

Mr. John McFarlane
Chief Executive Officer
Australia and New Zealand Banking Group Limited
100 Queen Street
Melbourne, Victoria 3000
Commonwealth of Australia

Re: Australia and New Zealand Banking Group Limited
Form 20-F for the Fiscal Year Ended September 30, 2005
Filed December 23, 2005
File No. 001-11760

Dear Mr. McFarlane:

    We have reviewed your response letter dated September 29, 2006, and have the following additional comments. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended September 30, 2005

Financial Statements for the Fiscal Year Ended September 30, 2005

Note 57 – US GAAP Reconciliation

1.   We refer to prior comment 1 of our letter dated September 14, 2006. For each hedging relationship, please provide a description of the hedged item and hedging instrument, and tell us in detail how you considered each of the specific conditions of paragraph 68 of SFAS 133 in determining it was appropriate to use the shortcut method to assess hedge effectiveness for each relationship. In the interest of clarity, please consider presenting your response in a tabular format.

Note 57(xi) – Accounting for the Impairment of Loans, page 112

2.   We read your response to prior Comments 3 and 4, and based on the information provided we are unable to determine whether your historical US GAAP allowance for loan losses was recorded appropriately. Please revise your discussion of the loan impairment provision to include the additional details of your loan impairment provision methodology under both AIFRS and US GAAP, as appropriate. Your disclosures should clearly explain how you determined each portion of the allowance, incorporating the key considerations discussed in your response letter, which include, but are not limited to, the following:

- how you determine the loss factors and emergence period(s) applicable to each lending segment;

- risk factors considered in establishing each element of the allowance;

- how you select and/or adjust your provision based on any range of subjective outcomes resulting from your calculations, as applicable; and

- anticipated differences between US GAAP and AIFRS on a go-forward basis, if any.

Please ensure that the above disclosures highlight the areas where your current methodology and key assumptions changed from your historical methodology and key assumptions in order to provide further context and support for the significant reduction in the provision upon the adoption of AIFRS. Please provide your proposed revised disclosures in your response letter to assist us in our review.

General

3.   We note that in a 6-K you filed for the month of April 2003 there is a chart titled Cross Border Risk and Local Currency Risk that lists for Iran "Trade" of $56 million, and "Underwriting & Project Risk" of $9 million. The 20-F includes no information regarding contacts with Iran. In light of the fact that Iran is a country identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Discuss financing and/or other services provided to, and other contacts with, the government of Iran and government-owned or controlled entities, as well as contacts with private parties in Iran. Please also describe any potential or actual financing, or services or products provided, related to dual use or military use products.

4.   Discuss for us the materiality to you of your contacts with Iran and whether those contacts constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any

associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Iran.

Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Iran, and any internal risk assessment undertaken in connection with business in those countries. In this regard we note the disclosure on page 25 of the 20-F regarding the USA Patriot Act and the anti-money laundering laws to which you are subject, and the discussion on page 110 of your Policy on the Prevention of Money Laundering, Criminal and Terrorist Financing.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Jack Guggenheim at (202) 551-3523 with questions on any other comments.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant